Exhibit 99.2

Kandi Technologies’ Board Approves Several Major Initiatives and New Management’s 2025-2029 Projected Growth Plan

Jinhua, China, Oct. 11, 2024 (GLOBE NEWSWIRE) -- Kandi Technologies Group, Inc. (NASDAQ: KNDI) (“Kandi” or the “Company”), a leader in all-electric personal transportation and utility vehicles, today announced that on October 6, 2024, its Board of Directors approved several signi cant corporate decisions. During this meeting, the Board accepted the resignation of Mr. Xiaoming Hu as Chairman of the Board and appointed Dr. Xueqin Dong as his successor. Additionally, Dr. Dong stepped down as CEO, and Mr. Feng Chen has been appointed as the new CEO.

As autonomous driving technologies continue to advance due to increasing demand and desire for more technologically advanced mobility, China’s ride-hailing market is expected to experience substantial growth. Kandi seeks to expand its presence within the smart mobility solutions business industry. The Board has approved management’s proposal to acquire Hangzhou Honghu Zhixing Technology Co., Ltd. (“Hangzhou Honghu”), a company with an established position in this industry, at a fair market value and in accordance with applicable regulations. Furthermore, the Board has authorized the Company to pursue a potential Initial Public Offering (IPO) of Kandi America, its subsidiary in the United States, following SEC requirements. The Board also reviewed and approved the new management’s growth plan for 2025-2029.

The highlights of Kandi’s 2025-2029 strategic plan include the Company’s primary focus on expanding its two main business lines over the next ve years: (1) all-electric off-road vehicles and (2) lithium battery production in North America, Europe and Southeast Asia. The domestic strategy in China includes three core areas: (1) Kandi will leverage any future relationship with Hangzhou Honghu as a foundation to further expand its smart mobility solutions business; (2) with the rapid growth of China’s electric vehicle market, Kandi strongly believes that battery swapping is the most effective way to harness off-peak electricity for genuine energy savings and environmental bene ts. The Company aims to capitalize on its expertise in battery swapping equipment by partnering with industry leaders to drive innovation and expansion in this area; and (3) Kandi will seek to advance operations in the battery-swapping industry to extend the value chain.

Projected Annual Production and Sales for 2025-2029:

1. Expected production and sales of various off-road electric vehicles: annual units of 36,000, 44,000, 56,300, 65,060, and 77,472 from 2025 to 2029, respectively. These sales are expected to generate annual revenue of $185 million, $248 million, $357 million, $423 million, and $526 million, with gross margins expected to exceed 30%. Kandi anticipates that approximately two- thirds of these vehicles will be sold in North America, with the remaining third distributed across Europe and Southeast Asia.

2. In 2025, Kandi plans to invest $100 million in the United States to establish a lithium battery manufacturing and battery pack facility with an initial annual capacity of 1 GWh. This facility is projected to take 18 months to complete and is anticipated to generate approximately $230 million in annual revenue upon reaching full capacity, with a gross margin expected to be above 30%. The entire project is designed to achieve a total capacity of 3 GWh, constructed in three phases. The timing of the second and third phases will depend on the progress made during the initial phase.

3. Additionally, in 2025, the Company plans to invest $30 million to establish a production line in the United States for all-terrain vehicles, including golf carts and utility vehicles. The construction is expected to take 12 months, and once fully operational, the facility will have an annual production capacity of 50,000 units, with products for the North American market transitioning to this U.S.-based facility.

4. The Company’s smart mobility solutions business projections: annual revenue of $24.37 million, $31.68 million, $41.93 million, $53.55 million, and $69.61 million from 2025 to 2029, respectively, with corresponding net pro ts of $3.9 million, $5.07 million, $6.59 million, $8.56 million, and $11.13 million.

5. Production and sales of the battery swapping equipment business: Kandi anticipates 100, 200, 300, 400, and 500 units annually from 2025 to 2029, generating revenue projected to be $20 million, $40 million, $60 million, $80 million, and $100 million, respectively, with gross margins anticipated to exceed 30%. Kandi aims to establish itself as a strategic supplier and leading force in this sector.

6. Battery swapping operations: projected annual revenue of $1 million, $4 million, $8 million, $13 million, and $17 million, with gross margins above 20%.

7. Other product lines, including motors and batteries: projected annual revenue of $18 million, with approximate gross margins of 25%.

Dr. Xueqin Dong, the newly-appointed Chairman of Kandi Technologies, stated, “I am deeply honored by the Board’s trust in electing me as Chairman. I extend my heartfelt gratitude to Mr. Hu for his outstanding leadership, which has laid a solid foundation for our Company. Although Mr. Hu has stepped down as Chairman, he will remain an integral member of the Board, and I am con dent he will continue to play an essential role in the Company’s future. Assuming this role represents both an exciting new beginning and a signi cant challenge. I am fully committed to meeting the expectations of our Board and shareholders as we work together to advance the Company’s growth. With a united team and a shared vision, I believe we will reach our goals and continue to build on Kandi’s success.”

Mr. Feng Chen, the newly-appointed CEO, added, “I’m deeply grateful for the Board’s trust and the opportunity to assume this signi cant responsibility. As CEO, I feel a profound sense of duty. Over the past few days, I have worked closely with the management team to develop the Company’s 2025-2029 plan, which has received overwhelming Board approval. While I recognize that challenges lie ahead, I am con dent that, with unity and effective execution, we will overcome any obstacles and achieve our strategic objectives.”

About Kandi Technologies Group, Inc.

Kandi Technologies Group, Inc. (KNDI), headquartered in Jinhua New Energy Vehicle Town Zhejiang Province, is engaged in the research, development, manufacturing, and sales of various vehicular products. Kandi conducts its primary business operations through its wholly-owned subsidiary, Zhejiang Kandi Technologies Group Co., Ltd. (“Zhejiang Kandi Technologies”), formerly, Zhejiang Kandi Vehicles Co., Ltd. and its subsidiaries including Kandi Electric Vehicles (Hainan) Co., Ltd. and SC Autosports, LLC (d/b/a Kandi America), the wholly-owned subsidiary of Kandi in the United States, and its wholly-owned subsidiary, Kandi America Investment, LLC. Zhejiang Kandi Technologies has established itself as one of China’s leading manufacturers of pure electric vehicle parts and off-road vehicles.

Safe Harbor Statement

This press release contains certain statements that may include “forward-looking statements.” All statements other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identi ed by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations re ected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including the risk factors discussed in the Company’s periodic reports that are led with the Securities and Exchange Commission and available on the SEC’s website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly quali ed in their entirety by these risk factors. Other than as required under the applicable securities laws, the Company does not assume a duty to update these forward-looking statements.

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Contacts:

Kandi Technologies Group, Inc. Ms. Kewa Luo

+1 (212) 551-3610

IR@kandigroup.com

The Blueshirt Group Mr. Gary Dvorchak, CFA

gary@blueshirtgroup.co